UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 477th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 31st, 2024

1.   DATE, TIME AND VENUE: On October 31st, 2024, at 11:15 a.m. (São Paulo local time), at the headquarters of Telefônica Brasil (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala Viva Tudo, bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.  CALL NOTICE AND ATTENDANCE: The call was held pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for instating the meeting. Also, present were the CFO and Investor Relations’ Officer, Mr. David Melcon Sanchez-Friera; The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Proposed Amendment to the Company's Policy for Related Party Transactions: After the recommendation of the Nominations, Compensation and Corporate Governance Committee, the Proposed Amendment to the Policy for Related Party Transactions of Telefônica Brasil S.A. was presented and approved unanimously and without reservations.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, October 31st, 2024. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 477th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 31st, 2024

I hereby certify that these minutes are a faithful copy of the minutes of the 477th Meeting of the Board of Directors of Telefônica Brasil S.A., held on October 31st, 2024, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director